RREEF America, L.L.C,
STOCKS REQUIRING "13G" REPORTING
July 31, 2000

Percentage: 	10.00

	Shares	Reporting	Quantity
Stocks	Outstanding*	Level*	Managing*

CHELSEA GCA REALTY INC COM	15936	1594	2434


* Quantities are expressed in units of thousands.